Exhibit 99.7

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name, in the Company’s Annual Information Form for the year ended December 31, 2019, dated March 20, 2020, and the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated March 20, 2020, in each case which form part of the 40-F.

Sincerely,

/s/ Jo-Anne Dudley
Name: Jo-Anne Dudley
Title: Chief Operating Officer
Company: Turquoise Hill Resources Ltd.

Date: March 20, 2020